UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cango Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

137586 103 (1)

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 137586 103

1	Names of Reporting Persons Jiayuan Lin
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 38,702,891(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 38,702,891(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,702,891(1)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11

  Percent of class represented by amount in row (9)

  14.6% of Class A ordinary shares assuming conversion of the Class B ordinary shares held by the Reporting Person only into Class A ordinary shares (or 12.8% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).(2) The voting power of the shares beneficially owned by the Reporting Person represent 42.6% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) IN

(1)

Represents (i) 36,702,890 Class B ordinary shares held by Traveler Enterprise Limited, (ii) 2,000,000 Class A ordinary shares beneficially owned by Traveler Enterprise Limited, and (iii) 1 Class A ordinary share held by Medway Brilliant Holding Limited.

(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 227,831,213 Class A ordinary shares and 74,978,677 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2020.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2020. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

In May 2018, the Issuer’s co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which was amended and restated in June 2019. Pursuant to the amended and restated voting agreement, the co-founders shall reach a consensus before exercising their voting rights with respect to the Issuer’s shares. As of December 31, 2020, the co-founders collectively exercised 86.9% of the aggregate voting power of the Issuer’s issued and outstanding share capital.

1	Names of Reporting Persons Medway Brilliant Holding Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 38,702,891(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 38,702,891(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,702,891(1)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11

  Percent of class represented by amount in row (9)

  14.6% of Class A ordinary shares assuming conversion of the Class B ordinary shares held by the Reporting Person only into Class A ordinary shares (or 12.8% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).(2) The voting power of the shares beneficially owned by the Reporting Person represent 42.6% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) CO

(1)

Represents (i) 36,702,890 Class B ordinary shares held by Traveler Enterprise Limited, (ii) 2,000,000 Class A ordinary shares beneficially owned by Traveler Enterprise Limited, and (iii) 1 Class A ordinary share held by Medway Brilliant Holding Limited. Medway Brilliant Holding Limited is wholly owned by Mr. Jiayuan Lin.

(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 227,831,213 Class A ordinary shares and 74,978,677 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2020.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2020. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	Names of Reporting Persons Traveler Enterprise Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 38,702,890(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 38,702,890(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,702,890(1)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11

  Percent of class represented by amount in row (9)

  14.6% of Class A ordinary shares assuming conversion of the Class B ordinary shares held by the Reporting Person only into Class A ordinary shares (or 12.8% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).(2) The voting power of the shares beneficially owned by the Reporting Person represent 42.6% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) CO

(1)

Represents (i) 36,702,890 Class B ordinary shares held by Traveler Enterprise Limited and (ii) 2,000,000 Class A ordinary shares beneficially owned by Traveler Enterprise Limited. Traveler Enterprise Limited is wholly owned by Medway Brilliant Holding Limited.

(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 227,831,213 Class A ordinary shares and 74,978,677 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2020.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2020. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 1.

(a)	Name of Issuer:

Cango Inc.

(b)	Address of Issuer’s Principal Executive Offices:

10A, Building 3, Youyou Century Plaza

428 South Yanggao Road

Pudong New Area, Shanghai 200127

People’s Republic of China

Item 2.

(a)	Name of Person Filing:

(i)	Jiayuan Lin, a citizen of the People’s Republic of China;

(ii)	Medway Brilliant Holding Limited (“Medway Brilliant”), a company established in the British Virgin Islands and is wholly-owned by Jiayuan Lin; and

(iii)	Traveler Enterprise Limited (“Traveler Enterprise”), a company established in the British Virgin Islands and is wholly-owned by Medway Brilliant.

(b)	Address of Principal Business Office or, if None, Residence:

(i)	The address of Jiayuan Lin is 10A, Building 3, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai 200127, People’s Republic of China.

(ii)	The registered address of Medway Brilliant is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola VG1110, British Virgin Islands.

(iii)	The registered address of Traveler Enterprise is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

(c)	Citizenship:

Jiayuan Lin is a citizen of the People’s Republic of China. Medway Brilliant and Traveler Enterprise are established in the British Virgin Islands.

(d)	Title and Class of Securities:

Class A ordinary shares, par value US$0.0001 per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(e)	CUSIP No.:

137586 103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Reporting Person(1)	Amount beneficially owned	Percent of class(2)	Sole power to vote or direct to vote(2)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of	Percentage of aggregate voting power(3)
Jiayuan Lin	38,702,891	14.6%	38,702,891	0	38,702,891	0	42.6%
Medway Brilliant	38,702,891	14.6%	38,702,891	0	38,702,891	0	42.6%
Traveler Enterprise	38,702,890	14.6%	38,702,890	0	38,702,890	0	42.6%

(1)

As of December 31, 2020, Traveler Enterprise directly owned 36,702,890 Class B ordinary shares and beneficially owned 2,000,000 Class A ordinary shares. Traveler Enterprise is wholly owned by Medway Brilliant, and accordingly, Medway Brilliant may thereby be deemed to beneficially own the 36,702,890 Class B ordinary shares and 2,000,000 Class A ordinary shares beneficially owned by Traveler Enterprise. In addition, as of December 31, 2020, Medway Brilliant directly owned 1 Class A ordinary share. Medway Brilliant is wholly-owned by Jiayuan Lin, and accordingly, Jiayuan Lin may thereby be deemed to beneficially own the 2,000,001 Class A ordinary shares and 36,702,890 Class B ordinary shares beneficially owned by Medway Brilliant.

(2)

The percentage of the class of securities beneficially owned by the Reporting Person is calculated based on 227,831,213 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2020 and 36,702,890 Class B ordinary shares held by the Reporting Person that were convertible into the same number of Class A ordinary shares at any time by the Reporting Person as of December 31, 2020.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2020. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

In May 2018, the Issuer’s co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which was amended and restated in June 2019. Pursuant to the amended and restated voting agreement, the co-founders shall reach a consensus before exercising their voting rights with respect to the Issuer’s shares. As of December 31, 2020, the co-founders collectively exercised 86.9% of the aggregate voting power of the Issuer’s issued and outstanding share capital.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2021

Jiayuan Lin

By:	/s/ Jiayuan Lin
Name:	Jiayuan Lin
Title:	Chief Executive Officer and Director

Medway Brilliant Holding Limited

By:	/s/ Jiayuan Lin
Name:	Jiayuan Lin
Title:	Authorized Signatory

Traveler Enterprise Limited

By:	/s/ Jiayuan Lin
Name:	Jiayuan Lin
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement